[GENERAL MILLS LETTERHEAD]
Donal L. Mulligan
Executive Vice President
and Chief Financial Officer
Telephone: (763) 293-2158
Facsimile: (763) 764-7384
April 16, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549-7410
RE:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 25, 2008 Filed July 11, 2008 File No. 001-01185
Dear Ms. Davis:
We are writing in response to the comments we received from you by letter dated April 2, 2009, regarding the above-referenced filings of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
Form 10-K for the Fiscal Year Ended May 25, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2008 Consolidated Results of Operations, page 15
1.	We note that for each of the three fiscal years presented, your income taxes paid are less than your current income tax expense provision. Please expand your disclosure to indicate the drivers for this difference as well as the extent to which you expect this trend to recur in future periods. Please also expand your disclosure of liquidity and capital resources to the extent you believe that the future cash demands necessary to settle tax liabilities will be material. Refer to FRR 204.03.
Response
The primary drivers of the difference between current book tax expense and cash taxes paid are disclosed in our financial statements and footnotes, as follows:
•	Changes in our net deferred income taxes and tax benefits on exercised stock options are disclosed in the Consolidated Statements of Cash Flows; and,
•	Tax deductions for which reserves were established are disclosed in the table on page 71.

Jill S. Davis
April 16, 2009

FRR 204.03 states that “. . . in situations where future cash outlays are anticipated to substantially exceed income tax expense, disclosure should be made.” We make periodic estimates of book tax expense and cash tax expense. Based on those projections, we do not expect the current trend to change.
We are not able to predict with accuracy when or if future cash demands necessary to settle uncertain tax positions will substantially exceed current book tax expense. As we disclosed on page 71 in our Notes to the Consolidated Financial Statements, we do not expect the amount of our tax reserves for open issues to materially change in the next 12 months. We will add this disclosure to our MD&A if and when we anticipate such incremental cash flows would materially affect our liquidity.
Significant Accounting Estimates — Income Taxes, page 32
2.	We note that you have recorded a deferred tax asset valuation allowance. Please expand your disclosure to discuss the reasons for establishing your valuation allowance within the context of paragraphs 21 thru 25 of FAS 109, or other applicable literature. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.
Response
We disclose our valuation allowance in Note 14. In future disclosures we would add the following sentence to Note 14 in the paragraph following the table detailing our deferred tax assets and liabilities:
We have established a valuation allowance against the categories of deferred tax assets described above as current evidence does not suggest we will realize sufficient taxable income of the appropriate character (e.g., ordinary income versus capital gain income) within the carry forward period to allow us to realize these deferred tax benefits.
Note 2 — Significant Accounting Estimates
Inventories, page 47
3.	In relation to the grain inventories and related cash contracts you carry at market value, please tell us:
•	the specific accounting literature you believe permits you to value such inventories at market value;

Jill S. Davis
April 16, 2009

•	whether you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate;

•	what specific grain commodities you carry at market value;

•	your business use for those market-valued inventories;

•	whether the market-valued inventories are in a condition or form that is available for immediate delivery to your customer;

•	for each fiscal year presented, the amount of the net changes in market values which were recorded in earnings; and,

•	for each fiscal year presented, the amount of market-valued inventories that you purchased which were subsequently resold with substantially no additional processing, versus the amount which required additional processing to reach their sellable state. (Underlined text added by the Company).
Response
Grain inventories carried at market value consist of wheat, durum, barley, corn, oats and rye. These inventories are used as an input in a wide variety of our products. We mill some of our grain inventory into flour which is used in our products, sold to customers as a branded product for resale to consumers, and sold to retailers, food service operators and other manufacturers for use in their businesses. In addition, we sell unprocessed grains to third parties.
Consistent with industry practice applied for many years, we have accounted for these agricultural commodity inventories at market value. These commodity inventories are stated at market value under the provisions of ARB 43, Chapter 4, Statement 9, which states:
“Only in exceptional cases may inventories properly be stated above cost. For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value; any other exceptions must be justifiable by inability to determine appropriate approximate costs, immediate marketability at quoted market price, and the characteristic of unit interchangeability. Where goods are stated above cost this fact should be fully disclosed.”
The Discussion of Statement 9 states:
“It is generally recognized that income accrues only at the time of sale, and that gains may not be anticipated by reflecting assets at their current sales prices. For certain articles, however, exceptions are permissible. Inventories of gold and silver, when there is an effective government-controlled market at a fixed monetary value, are ordinarily reflected at selling prices. A similar treatment is not uncommon for inventories representing agricultural, mineral, and other products, units of which are interchangeable and have an immediate marketability at quoted prices and for which appropriate costs may be difficult to obtain.”

Jill S. Davis
April 16, 2009

As is stated in the Discussion of Statement 9, it is common practice to record agricultural commodity inventories at fair market value. Through its reference to such accounting practice, the Committee on Accounting Procedure has acknowledged that agricultural commodities clearly meet the required criteria for recording such inventories at market value under ARB 43. Our own analysis of each of these criteria follows:
1.	Inability to determine appropriate approximate costs. There are many obstacles to assigning historical cost to units of grain and flour inventory and appropriately relieving specific units and related costs upon sale of inventory.
a.	Grain inventories are held in large storage facilities, often with our grain and third party-owned grain in the same bins with nothing to physically distinguish between the inventory owned by one party or another. Our obligation to the third party is to store a known, but not a physically segregated, quantity of grain.

b.	When grain inventory is received, whether from a grain producer or another grain merchandiser, it has a fair market value based on the type of grain and an assigned grade, which assesses factors such as the quality of the grain, moisture content, and the degree of foreign matter present. Given the wide variety of types and grades, it is not economically feasible to maintain discrete storage facilities for each type and grade; therefore, it is routine practice within the industry to blend grain of different grades and types in order to efficiently store the grain and to maximize the overall value of the inventory. Upon such blending, the grain loses its separate identity and takes on the market value of the blended grain, whether the inventory was originally purchased by us or was third-party-owned inventory.

c.	Similarly, in certain agricultural processing industries, such as the flour milling industry, it is common practice to blend grain of different grades in order to maximize the value of grain as it is processed into flour.

d.	Grain is received into and issued from storage silos, often over a period of several years, with the silo seldom being completely emptied. If one attempted to determine cost under the average cost method, this would require tracking an accumulation of inventory acquired, blended, and partially utilized over many years, thereby resulting in a cost that is not representative of an average cost over a reasonable business cycle. The fact that varied grades of grain are continuously blended to produce different grades of grain precludes reasonable application of a FIFO method of inventory costing.

e.	These businesses create value through the procurement and sale of commodity products, and the effective operation of these businesses is dependent on the tracking and management of commodity inventory market values, which can fluctuate significantly. All procurement and sales transactions are negotiated and settled based upon market values of the commodities. Inventory cost information, therefore, is not relevant to the profitable operations of these businesses.

Jill S. Davis
April 16, 2009

f.	Although it is possible that the technical capability exists to design accounting software to track inventory costs in these industries, to our knowledge, such accounting systems have not been developed for, marketed to, or implemented by participants in these industries since such a system is not relevant to how the businesses are managed. As a result, development and implementation of such systems and software applications to track inventory cost would be impractical.
2.	Immediate marketability at quoted market price. Market prices are readily available from various boards of trade with ample data with which to factor in basis differences between our various storage locations.

3.	The characteristic of unit interchangeability. Grain and flour inventories are clearly commodities for which quantities of various quality grades are interchangeable.
Based on these factors, we conclude that grain inventories meet the criteria required by ARB 43 for recording inventories at fair market value.
We also believe additional support exists in analogous literature. Specifically, the AICPA’s Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives, paragraph 5.03, provides that:
“ ... inventories of harvested crops ... may be valued at the lower of cost-or-market or, in accordance with established industry practice, at sales price less estimated costs of disposal, when ... l) the product has a reliable, readily determinable, and realizable market price, 2) the product has relatively insignificant and predictable costs of disposal, and 3) the product is available for immediate delivery.”
Our analysis of each of these criteria for grain and flour inventories follows:
1.	The product has a reliable, readily determinable, and realizable market price. As noted above, market prices are readily available from various boards of trade with ample data with which to factor in basis differences between our various storage locations.

2.	The product has relatively insignificant and predictable costs of disposal. Disposal costs consist principally of freight and commission costs which clearly meet these criteria.

3.	The product is available for immediate delivery. Our inventories are maintained in a condition that would allow for immediate delivery.

Jill S. Davis
April 16, 2009

Based on the inventory characteristics and factors described above, our operations clearly satisfy each of these criteria. In addition to the direct applicability of ARB 43 cited above, the application, by analogy, of the aforementioned Audit and Accounting Guide, is also appropriate due to the following factors:
1.	The creation of value for producers’ businesses and for our operations are both dependent on effective tracking and management of inventory market values; and

2.	The economic characteristics of our inventories are nearly identical to those of agricultural producers.
The amount of net changes in market values which were recorded in earnings for each fiscal year presented was a $3 million loss in fiscal 2008, less than a $1 million gain in fiscal 2007, and a $2 million gain in fiscal 2006.
The portion of market-valued grain inventories, determined on the basis of bushels, that were resold with substantially no processing was 34 percent of fiscal 2008 purchases, compared to 33 percent in fiscal 2007, and 38 percent in fiscal 2006. These resales generated $266 million in fiscal 2008, $149 million in fiscal 2007, and $142 million in fiscal 2006.
We have considered whether some of our grain inventories should be classified as held for sale in other current assets. All of our inventories, including inventories that are subsequently resold with substantially no further processing, are held as integral elements of our flour milling business. In addition, as of any measurement date, we cannot project what portion of inventory, if any, will be sold to third parties without further processing. As our primary use of grain inventories is for our own purposes, we have concluded that classification as inventories is appropriate.
We have also considered whether some of our grain inventories should be classified as long-term, as grain may be received into and issued from storage silos over a period of several years. While it is possible that a physical unit of grain is held in inventory for greater than one year, it is not possible to identify such specific units, as the inventories are made up of interchangeable units. However, the total quantity of a given commodity inventory turns more the once per year. Accordingly, all grain inventories are classified as current assets.
Derivative Instruments, page 49
4.	We note you refer to your non-hedging derivatives as “economic hedges” throughout your discussion of derivative and hedging accounting policies. Because of your use of “hedge”, we are unable to determine which of your policy disclosures relate to hedges within the context of paragraph 18.b of FAS 133 versus non-hedging derivative activities pursuant to paragraphs 18.a or 18.b of FAS 133. Please clarify your disclosure and consider restricting your use of “hedge” or “hedging” to those derivative activities which are accounting hedges. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Jill S. Davis
April 16, 2009

Response
We distinguish between (1) the designation of our commodity derivatives as hedging instruments and (2) the qualification of hedging instruments for “cash flow hedge accounting.” We believe paragraph 28 of FAS 133 contemplates this distinction:
“An entity may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. That exposure may be associated with an existing recognized asset or liability (such as all or certain future interest payments on variable-rate debt) or a forecasted transaction (such as a forecasted purchase or sale). Designated hedging instruments and hedged items or transactions qualify for cash flow hedge accounting if all of the following criteria and those in paragraph 29 are met . . . “ (Emphasis added.)
We designate all of our commodity derivatives as hedging instruments, as defined by paragraphs 18.b. and 18.c. of FAS 133. Therefore, we characterize them as “economic hedges.” However, we have not performed the assessments required to qualify them for cash flow hedge accounting as defined by paragraphs 28 and 29 of FAS 133, or as effective “cash flow hedging instruments,” as defined by paragraph 18.c. Accordingly, all gains and losses are recognized currently in earnings as ineffective cash flow hedges.
For fiscal 2009, we would propose to modify our disclosure from our fiscal 2008 disclosure, as follows:
Derivative Instruments We use derivatives to manage our exposure to changes in commodity prices. We designate all of our commodity derivatives as hedging instruments. ~~Application of hedge accounting under~~ Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS 133), requires significant resources, recordkeeping, and analytical systems to qualify hedging instruments for cash flow hedge accounting. ~~As a result of the rising compliance costs and the complexity associated with the application of hedge accounting, we elected to discontinue the use of hedge accounting~~ We do not perform the required assessments for ~~all~~ commodity derivative positions entered into after the beginning of fiscal 2008. Accordingly, the changes in the values of these derivatives are treated as ineffective hedges for accounting purposes and recorded currently in cost of sales in our Consolidated Statements of Earnings.
Regardless of designation for accounting purposes, we believe all our commodity derivatives are economic hedges of our risk exposures, and as a result we consider these derivatives to be hedges for purposes of measuring segment operating performance. Thus, these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are hedging affects earnings. At that time we reclassify the hedge gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the hedge without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items.

Jill S. Davis
April 16, 2009

5.	We note your policy of reporting unrealized gains/losses of your derivative instruments outside of segment operating results separate from the realized gains/losses which are reported within segment operating profit. Please tell us how you have concluded this policy does not result in a form of synthetic accounting whereby unrealized results of non-hedging derivative activities are reported differently from realized results. Please refer to Section IV “Classification of Derivative Gains and Losses in the Income Statement” of the highlights of the SEC Regulations Committee meeting on September 16, 2003, a copy of which can be found at the following internet address:

http://www.thecaq.org/resources/secregs/pdfs/hightlights/2003_0916_highlights.pdf
Response
Our accounting policy does not report “unrealized results of non-hedging derivative activities” differently from “realized results” with respect to our consolidated financial statements. We classify both unrealized and realized gains/losses of the referenced derivative instruments in one income statement line (cost of sales) in our Consolidated Statements of Earnings. Accordingly, we comply with Section IV of the SEC Regulations Committee meeting on September 16, 2003, “Classification of Derivative Gains and Losses in the Income Statement,” which states:
“The Staff does not believe that the presentation of unrealized gains and losses in one income statement line with reclassification of realized gains and losses to another line is appropriate.”
We infer that the Staff may believe our accounting policy described on pages 49 and 50 of our Form 10-K constitutes an issue similar to that described in the following paragraphs of Section IV:
“...The Staff believes that the company’s presentation was essentially a form of synthetic instrument accounting from an income statement perspective.
“Further, Statement 133 is clear that any special accounting for derivatives requires special efforts. That standard only allows the fair value adjustment of a derivative to be split into various components within the context of applying special hedge accounting models. Reclassifying realized gains and losses, as described, essentially presents hedge accounting-like results for some captions, without a registrant necessarily applying the rigors of hedge accounting.”
For segment reporting purposes, i.e., not in our consolidated financial statements, we employ a synthetic instrument accounting method, classifying gains and losses on ineffective cash flow hedges as unallocated corporate items until such time that the exposure we are hedging affects earnings. At that time, we reclassify the hedge gain or loss from unallocated corporate items to segment operating profit. We affirm that the gains and losses in unallocated corporate items and in segment operating profit are reported in the same single line (cost of sales) in our Consolidated Statements of Earnings.

Jill S. Davis
April 16, 2009

FAS 131 allows this accounting treatment if these are the measures reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance (paragraph 29 of FAS 131). We affirm that all of our segment reporting to our chief operating decision maker is pursuant to the policy described on pages 49 and 50 of our Form 10-K.
In addition, while we do not believe our presentation conflicts with generally accepted accounting principles, paragraph 84 of FAS 131 states:
“The Board decided not to require that segment information be provided in accordance with the same generally accepted accounting principles used to prepare the consolidated financial statements for several reasons.”
On page 73, we provide information required by Item 10(e) of Regulation S-K, including a reconciliation of our non-GAAP measure, segment operating profit, to operating profit defined by GAAP.
Stock-Based Compensation, page 50
6.	We note your disclosure that all of your stock compensation expense is classified in SG&A. Please confirm that for all recipients of stock compensation, the cash compensation expense is wholly within SG&A (e.g. not included in restructuring, exit costs, inventory or costs of sales). Refer to SAB Topic 14F.
Response
For compensation recipients in our supply chain operations, cash compensation is classified within cost of sales whereas stock-based compensation is within SG&A.
We account for our stock-based payments in accordance with FAS 123 (Revised), “Share-Based Payment” (FAS 123R), which does not prescribe where stock-based compensation costs should be recorded in the income statement. Paragraph 64 of FAS 123R does require disclosure of the effect of compensation cost arising from stock-based payment arrangements on the income statement. We disclose on page 50 of the Form 10-K: “All of our stock compensation expense is recorded in SG&A expense in the Consolidated Statements of Earnings and in unallocated corporate items in our segment results.”
We characterize stock-based compensation as an unallocated corporate expense that reflects the long-term nature of the cost of stock ownership by our employees and not as an operating cost within our segment operating results. Our senior management team does not view the results of our segment operations inclusive of stock compensation. Other unallocated corporate expenses of this nature

Jill S. Davis
April 16, 2009

are recorded in SG&A expense in our Consolidated Statements of Earnings. Therefore, we believe that our classification of stock-based compensation in SG&A expense is appropriate and adequately disclosed. The amount of supply chain-related stock compensation recognized in fiscal 2008 was less than $20 million. Amounts in fiscal 2007 and fiscal 2006 were of a similar amount. If the Staff were to disagree with our presentation, we believe this represents an immaterial misclassification of our Consolidated Statements of Earnings, and there would have been an insignificant impact on our gross margin percentage.
Note 4 — Restructuring, Impairment and Other Exit Costs, page 53
7.	We note you have incurred charges for accelerated depreciation in relation to your closure of the Trenton, Ontario plant and CPW restructuring. In relation to your accelerated depreciation, please address each of the following:
•	Tell us how you define the term accelerated depreciation and your accounting basis for this concept.

•	Indicate whether the assets subject to accelerated depreciation are expected to be sold, abandoned, or otherwise.

•	If you incur accelerated depreciation as a result of a change in estimates, tell us what estimates have changed (e.g. life of asset, capacity of asset, salvage values, etc...) and what new information has come to light that has resulted in those changes in estimates.

•	Please tell us what impact recognizing accelerated depreciation has on your current and future impairment assessments and why you have determined it is more appropriate to recognized accelerated depreciation rather than an impairment loss. Please tell us why you believe the depreciated asset is consumed on an accelerated basis rather than impaired (i.e. its carrying amount exceeds its fair value and is not recoverable from the sum of the undiscounted cash flows from the use and eventual disposal of the asset). Consider providing us with an illustrative fact pattern or example to the extent you believe it may aid in your response.
Response
The term accelerated depreciation as used in the context of our restructuring activity disclosures refers to the increase in depreciation expense caused by updating the salvage value and shortening the useful life of depreciable fixed assets to coincide with the end of production under an approved restructuring plan, but only if impairment as required by FAS 144 is not present. This designation is consistent with the definition of a change in accounting estimate in FAS 154, paragraph 2.d. which states:

Jill S. Davis
April 16, 2009

“Change in accounting estimate—a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”
In future disclosures we would add the following sentence to Note 4:
Accelerated depreciation as used in the context of our restructuring activity disclosures refers to the increase in depreciation expense caused by updating the salvage value and shortening the useful life of depreciable fixed assets to coincide with the end of production under an approved restructuring plan, but only if impairment is not present.
The approvals of the restructuring plans for both Trenton and CPW were triggering events for impairment assessments in accordance with FAS 144.
Our Trenton facility was leased and consisted of five asset groups. Certain of the asset groups spanned more than one facility. The restructuring plan for Trenton was approved in the fourth quarter of fiscal 2007. Impairment assessments for all Trenton-related asset groups were prepared and an impairment charge for two of the asset groups was recorded in the fourth quarter of fiscal 2007 to write down those assets to fair value, all in accordance with FAS 144. In the first quarter of fiscal 2008, we decided to exit the remaining product lines at the Trenton facility. In accordance with our policies, we reevaluated the asset groups for impairment and determined there was none. We then reassessed the estimated useful lives of the assets at the Trenton location, and modified them to coincide with the date production ceased, and we also reassessed their salvage values. After production ceased, the equipment was held for sale and ultimately disposed of by sale or scrapped during fiscal 2009.
We did not reclassify these assets as held for sale in current assets as we determined they were not material to our financial statements.
The restructuring plan for a certain U.K. asset in our CPW joint venture was approved in fiscal 2006 and an impairment test was performed after that triggering event in accordance with FAS 144. The affected asset group included multiple U.K. cereal manufacturing facilities. The impairment test revealed that the asset group was not impaired as sufficient cash flow was being generated to recover the book value of the assets. At that time we changed the estimated useful life of the assets at the restructured location to coincide with the date of the end of production and we reassessed their salvage value. After production ceased, the equipment was scrapped and the building was held for sale until sold in late fiscal 2008. No further triggering events occurred between the initial impairment assessment date and the date production ceased. Therefore, no further impairment charges were recognized.

Jill S. Davis
April 16, 2009

8.	We note that you have recognized restructuring, impairment and other exit costs of $21.0 million, $39.3 million, and $29.8 million for fiscal years 2008, 2007 and 2006, respectively. We also note in your table detailing the roll forward of your restructuring and other exit cost reserves, your 2008, 2007 and 2006 charges were $9.6 million, $(0.9) million and $20.9 million, respectively. Please expand your disclosure to explain how these different amounts are related to each other or consider reconciling the differences between these amounts. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.
Response
The charges recognized in the roll forward of our reserves for restructuring and other exit costs do not include items charged to directly to expense (asset impairment charges, the gain or loss on the sale of restructured assets, the write off of spare parts) and other periodic exit costs recognized as incurred, as none of those items are reflected in our restructuring and other exit cost reserves on our Consolidated Balance Sheets.
We have also provided the Staff a reconciliation of the expense as follows:

	Fiscal 2008	Fiscal 2007	Fiscal 2006

Restructuring, impairment and other exit costs per restructuring liability roll forward	$20.9	$(0.9)	$9.6

Restructuring, impairment and other exit costs not in included in restructuring liability roll forward:
Fixed asset impairments	6.3	36.7	17.0
Loss (gain) on sale of restructured assets	(11.0)	2.3	—
Spare part write-offs	1.1	—	—
Other periodic charges, primarily plant decommisioning	3.7	1.2	3.2

Restructuring, impairment and other exit costs per Consolidated Statements of Earnings	$21.0	$39.3	$29.8

If the Staff believes additional disclosure is required, we would propose to insert the first paragraph in this response after the tabular roll forward in our future filings.

Jill S. Davis
April 16, 2009

Note 6 — Goodwill and Other Intangible Assets, page 55
9.	In regards to your disclosure of the reallocation of goodwill by country and subsequent recognition of additional cumulative translation adjustment, please tell us what facts and circumstances resulted in your original country allocations and what changes in those facts and circumstances have necessitated the reallocation. Please tell us how you characterize this reallocation within the framework provided by FAS 154.
Response
We originally allocated goodwill and other intangible assets arising from the Pillsbury acquisition to our international segment and joint ventures in U.S. dollars and held the intangibles at a corporate level. No country allocations were made in the original purchase accounting. As part of our annual goodwill and other intangible asset impairment testing in fiscal 2007, we determined that we had incorrectly applied EITF D-97 in our original allocations of intangibles. We then allocated and pushed down goodwill and other intangible assets by country within our international segment and joint ventures to conform to the guidance in EITF D-97. We considered this reallocation to be a correction of an error in our original purchase accounting for the Pillsbury acquisition.
We reviewed this reallocation in accordance with FAS 154 paragraph 25 and in the context of SAB 99, and concluded that a restatement of previously issued financial statements was not required as the correction did not affect previously reported operating results, was not material to the consolidated balance sheets, and had no effect on our consolidated statements of cash flows. In addition, the changes in intangible assets, total assets, total liabilities, and total stockholders’ equity did not affect any financial debt covenants or other ratios of importance to users of our financial statements.
Note 14 — Income Taxes, Page 70
10.	We note you present deferred tax assets for unrealized losses, capital losses and net operating losses within one line of your table of deferred tax assets and liabilities. Because unrealized losses, capital losses and net operating losses have different realization and reversal characteristics, please modify your disclosure to present these items separately. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

Jill S. Davis
April 16, 2009

Response
We propose to add the following additional disclosure in future filings:

In Millions	May 25, 2008	May 27, 2007

Unrealized losses	$205.4	$523.3
Capital losses	219.5	15.0
Net operating losses	93.1	72.8
11.	We note you have not recognized a deferred tax liability for unremitted earnings of $2.2 billion from your foreign operations. Please expand your disclosure to include your accounting basis for this accounting treatment. If the deferred tax liability has not been recognized as a result of APB 23, please expand your disclosure to include the disclosure requirements of paragraph 44 of FAS 109. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.
Response
We have not recognized a deferred tax liability for unremitted earnings from our foreign operations because we anticipate that the undistributed earnings of our foreign operations will be either permanently reinvested to meet local projected working capital and long-term capital needs of the foreign operation or, if repatriated, it will be in a manner that does not result in additional cost from either a cash tax or effective tax rate perspective. We believe we have access to adequate debt and equity financing so that we do not require the repatriation of foreign earnings for operating purposes. Because of the availability of U.S. foreign tax credits, it is not practicable to calculate the deferred tax liability related to these unremitted earnings.
In order to more fully comply with paragraph 44 of FAS 109, we would propose modifying our current discussion of unremitted earnings in future filings as follows:
We have not recognized a deferred tax liability for unremitted earnings of $2.2 billion from our foreign operations because ~~we do not expect those earnings to become taxable in the foreseeable future.~~ our subsidiaries have invested or will invest the undistributed earnings indefinitely, or the earnings will be remitted in a tax-free liquidation. Because of the availability of U.S. foreign tax credits, it is impractical for us to determine the amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings. Deferred taxes would be provided for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested.

Jill S. Davis
April 16, 2009

12.	We note you identify proposed IRS adjustments to the 2002-2003 audit cycles which could have a material adverse impact on your results of operations and cash flows. Please expand your disclosure to include the range of possible loss. If amounts have been accrued, please disclose the amount accrued and the classification of the accrual (e.g. accrued within the May 25, 2008 balance of unrecognized tax benefit liability pursuant to FIN 48).
Response
The Company has established appropriate tax reserves, including for the matter involving the proposed IRS adjustments in the 2002-2003 audit cycle, and has properly disclosed its reserve positions as required under FIN 48. Paragraph 21 of FIN 48 requires a tabular reconciliation of total amounts of unrecognized tax benefits, as we disclosed on page 71, and disclosure of amounts of specific reserves on any individual matter that is reasonably possible to change significantly in the next 12 months from the reporting date. On page 71 of our Notes to the Consolidated Financial Statements, we state: “We do not expect the amount of our tax reserves for these issues to materially change in the next 12 months.” Accordingly, no additional disclosure is required.
As the Staff notes, we state that “an unfavorable resolution could have a material impact on our results of operations and cash flows from operations,” which is a reference to the potential impact the ultimate resolution of this matter may have on the individual line items in the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows. However, we did not, and do not, believe that an unfavorable resolution would have a material impact on our liquidity, and therefore did not include discussion of this matter in our Liquidity section of MD&A. Accordingly, we believe that our existing disclosures are adequate and comply with GAAP.
Note 17 — Supplemental Information, page 74
13.	We note you disclose assets under capital lease as a separate component within your disclosure of land, buildings and equipment. Please present these assets according to their nature (e.g. land, buildings, equipment, software, etc...) and provide supplemental disclosure of the amount of assets under capital lease.
Response
In future filings we will present our capitalized leases according to their nature with their values in the referenced disclosure.

Jill S. Davis
April 16, 2009

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,
/s/ Donal L. Mulligan
Donal L. Mulligan
Executive Vice President and
Chief Financial Officer
cc:	Mr. James Giugliano Ms. Judith Richards Hope, Audit Committee Chair of the Board of Directors, General Mills, Inc. KPMG LLP